

14041290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- ~~33541~~
24193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~GLFA~~ *CLFS* Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
925 Euclid Ave., Suite 645

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.

(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMIS...
RECEIVED
FEB 18 2014
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG – 1 2014
DIVISION OF TRADING & MARKETS

OATH OR AFFIRMATION

I, _____ James A. Kaval _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ CLFS Securities, Inc. _____ , as

of _____ December 31 _____ , 20 13 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

President
_____
Title


_____
Notary Public

LINDA M. LEWIS
NOTARY PUBLIC-STATE OF OHIO
My Commission Expires
February 15, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

TABLE OF CONTENTS



Certified Public Accountants and Advisers



Akron Office

301 Springside Drive

Akron, OH 44333

330-668-9696

fax: 330-668-2538

www.SSandG.com

Providing the
services that
bring solutions

of the AICPA

registered with the PCAOB

providing member of LEA global

INDEPENDENT AUDITORS' REPORT

To the Stockholder
CLFS Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of CLFS Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

- 1 -



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

AA&D, Inc.

February 3, 2014

CLFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	3,080
Investments		11,940
TOTAL ASSETS	**$**	**15,020**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable – related party	$	1,800
TOTAL LIABILITIES		1,800

STOCKHOLDER'S EQUITY
Common stock – no par value
Authorized – 500 shares

Issued and outstanding – 154 shares	13,440
Additional paid-in capital	12,321
Accumulated deficit	(12,541)
TOTAL STOCKHOLDER'S EQUITY	**13,220**

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**15,020**

See accompanying notes to financial statements.

- 3 -

CLFS SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Management and supervisory fees	$	2,250
TOTAL REVENUES		2,250
OPERATING EXPENSES		
Legal and accounting		5,400
Licenses and fees		1,350
Administrative fees		900
TOTAL OPERATING EXPENSES		7,650
OPERATING LOSS		(5,400)
OTHER INCOME		
Interest income		312
Gain on investments		6,237
		6,549
NET INCOME	$	1,149

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2013	$ 13,440	$ 18,921	$ (13,690)	$ 18,671
Contributions	-	3,000	-	3,000
Distributions	-	(9,600)	-	(9,600)
Net income	-	-	1,149	1,149
Balance at December 31, 2013	$ 13,440	$ 12,321	$ (12,541)	$ 13,220

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,149
Adjustments to reconcile net income to net cash used	
in operating activities:	
Gain on investments	(6,237)
Cash provided (used) by:	
Accounts receivable	2,250
Cash (provided) used by:	
Accounts payable – related party	900
NET CASH USED IN OPERATING ACTIVITIES	(1,938)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of investments	9,291
NET CASH PROVIDED BY INVESTING ACTIVITIES	9,291
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	3,000
Distributions	(9,600)
NET CASH USED IN FINANCING ACTIVITIES	(6,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS	753
CASH AND CASH EQUIVALENTS, at beginning of year	2,327
CASH AND CASH EQUIVALENTS, at end of year	$ 3,080

See accompanying notes to financial statements.

CLFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

CLFS Securities, Inc. (the Company) was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2013, management determined that no allowance is necessary.

Income taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of an S Corporation is taxed on his pro rata share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these statements. The Company pays local income taxes on its income at the corporate level.

CLFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE B – Summary of significant accounting policies, continued

Income taxes, continued
The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 3, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Fair value measurements

The Company follows the provisions of Accounting Standards Codification 820, *Fair Value Measurements* (ASC 820). This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2013 include trading investments. The Company determines the fair values of the trading securities using quoted market prices.

All of the Company's investments are Level 1.

CLFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE D – Related party transactions

Administrative fees for the year ended December 31, 2013 consisted of $900 paid to an affiliate for management services and office space.

NOTE E – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $5,000. At December 31, 2013, the Company's net capital was $11,429 and exceeded the minimum net capital requirement by $6,429. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.1575 to 1.

Supplementary Information

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total Stockholder's Equity from Statement of Financial Condition	$ 13,220
Net capital before haircuts on securities	13,220
Haircuts on securities pursuant to Rule 15c3-1	1,791
Net capital	11,429
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 6,429
Total aggregate indebtedness	$ 1,800
Percentage of aggregate indebtedness to net capital	15.75%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2013.

CLFS SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report



Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL



Akron Office

301 Springside Drive

Akron, OH 44333

330-668-9696

fax: 330-668-2538

www.SSandG.com

To the Stockholder of
CLFS Securities, Inc.

In planning and performing our audit of the financial statements of CLFS Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

>   1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
>   2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SSS G, Inc.

February 3, 2014